# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elevai Labs Inc., CIK 0001840563
CUSIP: 28622K104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 120 NEWPORT CENTER DRIVE, STE 250, NEWPORT BEACH, California (CA), 92660
Date of event which requires filing of this statement: 08/15/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002031687

## Reporting persons
- Santorio Biomedical, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,225,000; sole dispositive power 0; shared dispositive power 1,225,000; aggregate amount beneficially owned 1,225,000 (5.9% of the class)
- Deniel Mero: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,225,000; sole dispositive power 0; shared dispositive power 1,225,000; aggregate amount beneficially owned 1,225,000 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Elevai Labs Inc.
Address of issuer's principal executive offices: 120 NEWPORT CENTER DRIVE, STE 250, NEWPORT BEACH, CALIFORNIA, 92660

## Item 2. Person Filing
Name of person filing: This statement is filed by Santorio Biomedical, LLC, a Delaware Limited Liability Company and Deniel Mero. Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons. Mr. Mero is the sole member of Santorio Biomedical, LLC. As such, Mr. Mero may be deemed the indirect beneficial owner of securities held by Santorio Biomedical, LLC.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 99 Wall Street, Suite 1925, New York, NY, 10005
Citizenship: Santorio Biomedical, LLC is a Delaware Limited Liability Company. Mr. Mero is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,225,000 shares of Common Stock.
Percent of class: 5.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,225,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,225,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Santorio Biomedical, LLC: Deniel Mero, Manager of Santorio Biomedical, LLC (08/16/2024)
- Deniel Mero: Deniel Mero, Self (08/16/2024)